UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-15032

Enodis plc
(Company’s name in English)

Washington House, 40-41 Conduit Street
London, W1S 2YQ, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐  No: ☒

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐  No: ☒

Indicate by check mark whether the Company, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐  No: ☒

If “Yes” is marked, indicate below the file number assigned to the Company in connection with Rule 12g3-2(b): 82-________.

Explanatory Notes:

This report includes the text of Management’s Discussion and Analysis of Financial Condition and Results of Operations for Enodis plc (the “Company”) concerning the 26 weeks ended April 2, 2005. This report, including the materials incorporated herein, contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. The forward-looking statements, by their nature, involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including unfavorable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; the Company’s ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against the Company; the Company’s ability to recognize deferred tax assets; and other risks related to the Company’s U.S., U.K. and foreign operations. A more complete description of the Company’s risk factors is included under "Risk Factors" in the Company’s Annual Report on Form 20-F which was filed with the SEC during December 2004.

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On May 17, 2005, Enodis plc released an announcement regarding its financial results for the 26 weeks ended April 2, 2005. That announcement is incorporated herein by this reference, and the full text of the announcement is attached as Exhibit 99.1 to this report.

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Also on May 17, 2005, Enodis plc released an announcement regarding a capital restructuring program including, among other things, a proposed capital reduction to create distributable reserves to enable the Company to pay dividends, the termination of the Company’s US ADR program, delisting of the Company’s securities from the NYSE and the Company’s tender offer and consent solicitation for the repurchase of its senior Notes (see below). That announcement is incorporated herein by this reference, and the full text of the announcement is attached as Exhibit 99.2 to this report.

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Also on May 17, 2005, Enodis plc released an announcement regarding the commencement of its cash tender offer to purchase its outstanding £100 million of 10-3/8% senior notes due 2012 and solicitation of consents to amendments to the note indenture (the "Tender Offer"). That announcement is incorporated herein by this reference, and the full text of the announcement is attached as Exhibit 99.3 to this report. On the same day, the Company issued an Offer to Purchase and Consent Solicitation Statement to its senior note holders regarding the Tender Offer. That offer and consent solicitation is incorporated herein by this reference, and the full text of the document is attached as Exhibit 99.4 to this report. On May 18, 2005 the Company intends to publish a notice in d'Wort, as required by the Luxembourg Stock Exchange, on which the senior notes are listed, regarding the Tender Offer. That notice is incorporated herein by this reference, and the full text of the notice is attached as Exhibit 99.5 to this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our half yearly financial statements included with this document, as well as our audited Fiscal 2004 financial statements and the discussions in Item 3, Item 5, Item 8 and Item 11 of our Annual Report on Form 20-F for Fiscal 2004.

Our financial statements are prepared in accordance with U.K. GAAP, which differs from U.S. GAAP. A summary of the adjustments to retained profit/(loss) for the period, required when reconciling the amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, is presented in Note 9 to the financial statements included with this document.

Throughout this document, the 26 weeks ended April 2, 2005 and March 27, 2004 are called “1st Half 2005” and “1st Half 2004”, respectively. The 13 weeks ended April 2, 2005 and March 27, 2004 are called “2nd Quarter 2005” and “2nd Quarter 2004”, respectively. The 13 weeks ended January 1, 2005 and December 27, 2003 are called “1st Quarter 2005” and “1st Quarter 2004”, respectively. The 52 weeks ending October 1, 2005 are called “Fiscal 2005”, and the 53 weeks ended October 2, 2004 are called “Fiscal 2004”, respectively. The terms “we”, “us”, “our” and “Enodis” refer to Enodis plc and its consolidated subsidiaries, except where the context requires otherwise.

In our discussions of turnover and operating profit/(loss) before exceptional items, we use the terms “comparable turnover” and “comparable operating profit” to refer to measures of turnover and operating profits that reflect adjustments to our results to eliminate the effects of businesses that have been disposed of, as well as the effects of foreign exchange rate movements arising on translation of our overseas results into pounds sterling. The effects of foreign exchange rate movements are calculated by retranslating prior period results at rates used to translate current period results into pounds sterling. We provide reconciliations for all comparable turnover and operating profit amounts to the most directly comparable U.K. GAAP measure. Management uses comparable information to measure the underlying trends of the business and monitor performance. We believe that these comparable financial measures give a helpful view of our results and facilitate comparisons from period to period in light of disposals and the variable effect of foreign exchange rate movements. Our comparable results should not be regarded as a replacement for corresponding U.K. GAAP measures, and we also note that “comparable turnover” and “comparable operating profit” as defined or presented by us may not be comparable to similarly titled measures reported by other companies.

Overview
We operate in three reporting segments: global food service equipment (85% of turnover in 1st Half 2005), food retail equipment (15% of turnover in 1st Half 2005) and property (0% of turnover in 1st Half 2005). 77% of our turnover was generated from our operations in North America during 1st Half 2005, and therefore our trading activities are primarily undertaken in U.S. dollars.

Total turnover in 1st Half 2005 was £308.3 million compared to £290.8 million in 1st Half 2004. This increase in turnover includes the net adverse effect of foreign exchange rate movements of £13.0 million, particularly due to the translation of our U.S. dollar results. Removing this effect, and the effect of businesses disposed of during Fiscal 2005, our comparable turnover increased by £32.4 million or 11.9% in 1st Half 2005 compared to 1st Half 2004, primarily due to increased volumes.

Operating profit before exceptional items in 1st Half 2005 increased by 8.0% to £14.9 million compared to £13.8 million in 1st Half 2004 as the effects from improved turnover and cost reduction measures more than offset materials cost inflation. Additionally, our property losses were £0.8 million lower during 1st Half 2005 when compared to 1st Half 2004.

Including the loss on sale of Vent Master, we have incurred £13.7 million of exceptional charges during 1st Half 2005. This includes £5.4 million of charges in respect of our European restructuring program, which remains on track. We expect the full year charge to be approximately £6.5 million. We are seeing the early benefits of this program, although we do not expect to see the full annual benefits of approximately £2 million until Fiscal 2006. Additionally, we recognized a loss of £7.4 million in respect of the sale of our Vent Master business, which includes £8.0 million of goodwill previously charged to reserves, as well as a tax charge of £0.2 million relating to this sale. During 1st Half 2005 we have also incurred £0.7 million in respect of our capital restructuring program, which is aimed at allowing us to be able to pay dividends. These exceptional charges contributed to our overall loss in 1st Half 2005 of £6.6 million.

Net debt at April 2, 2005 was £92.6 million, an increase of £1.3 million when compared to £91.3 million at the end of Fiscal 2004, as described under “Liquidity and Capital Resources” below.

During 1st Half 2005 we had a net cash outflow of £17.2 million as we used cash on hand to repay loans, fund our operating and restructuring activities and continue our program of capital expenditure. This is discussed in more detail under “Historical Cash Flows” below.

Current Financial and Trend Information
Consumer spending on food and beverage continues to grow, driven by lifestyle changes and increased disposable income.

For the balance of Fiscal 2005, we expect the North American food service equipment market to grow at an annualized rate of approximately 4.5% and weakness in European markets to continue.

In our Food Service Equipment – North America businesses, we are well positioned to meet demand for new menu items, especially at regional and global restaurant chains where the key requirements of “fast – hot – fresh” can be met by our range of Accelerated Cooking Technology® products. We expect our turnover growth to continue, albeit at a slower rate than in 1st Half 2005 against the strong comparators of 9% growth in comparable turnover for the third quarter of Fiscal 2004 and 10% growth in comparable turnover in the fourth quarter of Fiscal 2004. In particular, in the third quarter of Fiscal 2005, we expect that the impact of additional orders placed in December 2004 in advance of our January 2005 price increase will be counter-balanced. During the second half of Fiscal 2005, we expect to feel the full impact of materials cost inflation in all our businesses but we should continue to be able to mitigate this through price increases, lean manufacturing and purchasing initiatives.

Our Food Service Equipment - Europe/Asia businesses will continue to face challenging market conditions in which it is difficult to pass on increased materials costs to our customers. We will focus on new product opportunities particularly from Scotsman Beverage Systems and Convotherm. We expect to see continued benefits from the successful completion of our European restructuring program.

Additionally, across our Food Service Equipment businesses, we will incur increased strategic expenditure on investment in marketing and new product development on next generation products, as well as on investment in infrastructure in Asia to support our major restaurant chain customers in that region.

Based on order backlog and order rates, our Food Retail Equipment businesses should have a strong second half of Fiscal 2005 in terms of turnover but market conditions will make it difficult for us to pass on increased materials costs to our customers.

In the second half of Fiscal 2005, we expect to incur further costs in respect of our capital restructuring program bringing the total to approximately £21 million. We will not see the annualized benefits of this program, which we expect to be approximately £8 million, until Fiscal 2006. In addition, as previously discussed, we expect to incur costs of approximately £1 million for the completion of our current European restructuring program.

Taking account of all these factors, we anticipate underlying performance for Fiscal 2005 to be in line with our expectations at the time of our 1st Quarter 2005 announcement.

Results of Operations
The following table sets forth our consolidated profit and loss accounts for 1st Half 2005, 1st Half 2004, 2nd Quarter 2005 and 2nd Quarter 2004.

	1st Half 2005	1st Half 2004	% Change*	2nd Quarter 2005	2nd Quarter 2004	% Change*
Turnover:	(in millions, except percentages)
Global Food Service Equipment	£260.9	£247.0	5.6%	£132.5	£122.7	8.0%
Food Retail Equipment	47.3	43.5	8.7%	26.3	19.8	32.8%
Property	0.1	0.3	(66.7%)	0.1	-	n/m

Total turnover	308.3	290.8	6.0%	158.9	142.5	11.5%

Operating profit/(loss) before goodwill amortization and exceptional items:
Global Food Service Equipment	24.1	22.7	6.2%	13.0	12.0	8.3%
Food Retail Equipment	1.7	2.4	(29.2%)	1.4	1.1	27.3%
Property	(0.1)	(0.9)	88.9%	0.1	(0.2)	n/m
Goodwill amortization	(5.8)	(6.0)	3.3%	(2.9)	(2.8)	(3.6%)
Corporate costs	(5.0)	(4.4)	(13.6%)	(2.8)	(2.1)	(33.3%)

Total operating profit before exceptional items	14.9	13.8	8.0%	8.8	8.0	10.0%
Operating exceptional items	(6.1)	-	n/m	(0.9)	-	n/m

Operating profit/(loss)	8.8	13.8	(36.2%)	7.9	8.0	(1.3%)
Profit/(loss) on disposal of businesses	(7.4)	2.2	n/m	(7.4)	1.3	n/m
Net interest payable and similar charges	(5.6)	(8.8)	36.4%	(2.8)	(4.2)	33.3%

Profit/(loss) on ordinary activities before taxation	(4.2)	7.2	n/m	(2.3)	5.1	n/m
Tax on profit/(loss) on ordinary activities	(2.2)	(1.9)	(15.8%)	(1.2)	(1.2)	0.0%
Equity minority interest	(0.2)	(0.1)	(100.0%)	(0.1)	(0.1)	0.0%

Profit/(loss) for the period	£(6.6)	£5.2	n/m	£(3.6)	£3.8	n/m
* Favorable/(adverse)
n/m - Not meaningful

1st Half 2005 compared to 1st Half 2004
In the tables below that discuss comparable results the effect of foreign exchange rate movements is calculated by retranslating prior period results at rates used to translate current period results.

Turnover
Included within turnover are all shipping and handling costs billed to our customers.

Turnover increased by £17.5 million, or 6.0%, to £308.3 million in 1st Half 2005 from £290.8 million in 1st Half 2004. The reasons for this increase are analyzed in the discussions of our reportable segments below.

The following table sets forth a summary reconciliation of our total turnover to comparable turnover for our reportable segments.

	1st Half 2005	Effect of Disposals	Comparable 1st Half 2005	1st Half 2004	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2004	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£260.9	£(4.3)	£256.6	£247.0	£(6.2)	£(10.2)	£230.6	£26.0	11.3%
Food Retail Equipment	47.3	-	47.3	43.5	-	(2.8)	40.7	6.6	16.2%
Property	0.1	-	0.1	0.3	-	-	0.3	(0.2)	(66.7%)
	£308.3	£(4.3)	£304.0	£290.8	£(6.2)	£(13.0)	£271.6	£32.4	11.9%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover for our Global Food Service Equipment segment and shows these amounts as a percentage of turnover from the segment.

	1st Half 2005		1st Half 2004		Change
	(in millions, except percentages)
North America	£190.9	73.2%	£179.3	72.6%	£11.6	6.5%
Europe/Asia	70.0	26.8%	67.7	27.4%	2.3	3.4%
Total Global Food Service Equipment	£260.9	100.0%	£247.0	100.0%	£13.9	5.6%

The following table sets forth, by geographical region, a summary reconciliation of our turnover to comparable turnover from our Global Food Service Equipment segment.

	1st Half 2005	Effect of Disposals	Comparable 1st Half 2005	1st Half 2004	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2004	Comparable change
	(in millions, except percentages)
North America	£190.9	£(2.6)	£188.3	£179.3	£(3.9)	£(10.5)	£164.9	£23.4	14.2%
Europe/Asia	70.0	(1.7)	68.3	67.7	(2.3)	0.3	65.7	2.6	4.0%
Total Global Food Service Equipment	£260.9	£(4.3)	£256.6	£247.0	£(6.2)	£(10.2)	£230.6	£26.0	11.3%

Turnover in the Global Food Service Equipment segment increased by £13.9 million, or 5.6%, to £260.9 million in 1st Half 2005 from £247.0 million in 1st Half 2004. In comparison to 1st Half 2004, our comparable turnover increased by £26.0 million during 1st Half 2005 primarily due to volume increases. This increase in comparable turnover was partially offset by net adverse foreign exchange rate movements of £10.2 million along with £1.9 million of lower turnover from our Vent Master business disposed of during 1st Half 2005.

In our North America operations, our improved volumes were due in part to continued market improvements. Our 1st Half 2005 increase was also due to additional sales to both regional and global restaurant chains whose capital expenditures are increasing. These customers increased expenditure on equipment to open new stores and refurbish existing ones, which generates increased demand for our core hot and cold offerings. Furthermore, these chains are expanding their menu offerings, which often requires new products to support such expansion. Lastly, our growth during 1st Half 2005 was partially driven by additional orders placed in advance of our January 2005 price increase. Accordingly, the effects of our January 2005 price increase on our turnover should largely become apparent during the 2nd half of Fiscal 2005. During 1st Half 2005 we completed a roll-out of hot deli sandwich stations for McDonald’s in Canada, Australia and New Zealand, which contributed to our North America results.

Turnover from Europe/Asia increased by £2.3 million, or 3.4%, to £70.0 million in 1st Half 2005 from £67.7 million in 1st Half 2004. This includes the impact of £0.3 million of favorable foreign exchange rate movements, but is partially offset by £0.6 million due to the effect of businesses disposed of during 1st Half 2005. On a comparable basis our turnover increased by £2.6 million during 1st Half 2005 when compared to 1st Half 2004. In the U.K., markets proved to be difficult. However, Scotsman Beverage Systems achieved significant sales growth, particularly with Scottish Courage, through a combination of new product sales and broader market penetration. Sales of our Converthem +3 combi-ovens continue to increase as we phase out the preceding +2 series. North American +2 distribution contracts had contributed to our turnover during 1st Half 2004, however these contracts expired. We intend to manufacture the +3 series in North America in the future. Turnover at our ice businesses in Europe and Asia was broadly flat during 1st Half 2005 when compared to 1st Half 2004.

Food Retail Equipment. When compared to 1st Half 2004, we increased our Food Retail Equipment segment’s comparable turnover by £6.6 million to £47.3 million. Our increased turnover was due to increases in existing market share, including securing new sales contracts. Our turnover also benefited from the effects of recent price increases. Our comparable turnover was partially offset by adverse foreign exchange rate movements of £2.8 million.

Property. Turnover of £0.1 million for 1st Half 2005 compares to £0.3 million for 1st Half 2004 for our Property segment. During both periods we sold small industrial properties in the U.K. We expect that further revenues will arise during the year, especially in the fourth quarter of Fiscal 2005 in connection with ongoing development at and sale of part of our land in Felsted, England. However, we expect Fiscal 2005 turnover to significantly reduce as compared to Fiscal 2004 as smaller tranches are expected to be sold.

Operating Profit/(Loss) before Exceptional Items

Operating profit before exceptional items increased by £1.1 million, or 8.0%, to £14.9 million in 1st Half 2005 from £13.8 million in 1st Half 2004. The reasons for this increase are analyzed in the discussions of our reportable segments below.

We include all licensing and food equipment shipping, handling, inspection and distribution costs within the related food equipment segment’s operating profit/(loss).

The following table sets forth a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit/(loss) before goodwill amortization and exceptional items for our reportable segments:

	1st Half 2005	Effect of Disposals	Comparable 1st Half 2005	1st Half 2004	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2004	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£24.1	£0.6	£24.7	£22.7	£0.2	£(1.1)	£21.8	£2.9	13.3%
Food Retail Equipment	1.7	-	1.7	2.4	-	(0.1)	2.3	(0.6)	(26.1%)
Property	(0.1)	-	(0.1)	(0.9)	-	-	(0.9)	0.8	88.9%
	£25.7	£0.6	£26.3	£24.2	£0.2	£(1.2)	£23.2	3.1	13.4%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit before goodwill amortization and exceptional items for our Global Food Service Equipment segment and shows these amounts as a percentage of operating profit for the segment.

	1st Half 2005		1st Half 2004		Change
	(in millions, except percentages)
North America	£22.2	92.1%	£20.3	89.4%	£1.9	9.4%
Europe/Asia	1.9	7.9%	2.4	10.6%	(0.5)	(20.8%)
Total Global Food Service Equipment	£24.1	100.0%	£22.7	100.0%	£1.4	6.2%

The following table sets forth, by geographical region, a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	1st Half 2005	Effect of Disposals	Comparable 1st Half 2005	1st Half 2004	Effect of Disposals	Foreign Exchange	Comparable 1st Half 2004	Comparable change
	(in millions, except percentages)
North America	£22.2	£0.2	£22.4	£20.3	£(0.2)	£(1.1)	£19.0	£3.4	17.9%
Europe/Asia	1.9	0.4	2.3	2.4	0.4	-	2.8	(0.5)	(17.9%)
Total Global Food Service Equipment	£24.1	£0.6	£24.7	£22.7	£0.2	£(1.1)	£21.8	£2.9	13.3%

Operating profit before goodwill amortization and exceptional items for the Global Food Service Equipment segment increased by £1.4 million, or 6.2%, to £24.1 million in 1st Half 2005 from £22.7 million in 1st Half 2004. £2.9 million of this increase was attributable to improved trading performance. This was partially offset by £1.1 million due to the effect of adverse foreign exchange rate movements and £0.4 million due to the effect of businesses disposed of during 1st Half 2005. Our £2.9 million improvement in comparable operating profit was due to our improved performance at our North American operations. Our improvements have been achieved despite recent materials cost increases.

Operating profit before goodwill amortization and exceptional items for North America increased by £1.9 million, or 9.4%, to £22.2 million in 1st Half 2005 from £20.3 million in 1st Half 2004 due to the effect of improved volumes, sales price increases and lean manufacturing and purchasing initiatives. These benefits were partially offset by increased materials costs as well as £1.1 million due to the effect of adverse foreign exchange rate movements and £0.4 million due to the effect of businesses disposed of during 1st Half 2005. On a comparable basis, operating profit was up 17.9%.

Operating profit before goodwill amortization and exceptional items in Europe/Asia decreased by £0.5 million, or 20.8%, to £1.9 million in 1st Half 2005 from £2.4 million in 1st Half 2004. On a comparable basis, the effects of increased turnover were offset by increased materials costs and changes in our product mix.

Food Retail Equipment. Operating profit before goodwill amortization and exceptional items decreased by £0.7 million to £1.7 million in 1st Half 2005 from £2.4 million in 1st Half 2004. Our increased turnover during 1st Half 2005 was more than offset by the effect of increased materials costs, which are difficult to pass on in this sector. We were also impacted by £0.1 million due to the effect of adverse foreign exchange rate movements.

Property. A loss of £0.1 million in 1st Half 2005 compares to a loss of £0.9 million in 1st Half 2004, due to the timing of costs relating to our development projects. The charges incurred for both periods relate to the ongoing cost of managing of our residual property portfolio.

Corporate Costs. Corporate costs before exceptional items were £0.6 million higher in 1st Half 2005 at £5.0 million compared to £4.4 million for 1st Half 2004. This was due to increased compliance costs.

Goodwill Amortization. Amortization of goodwill decreased by £0.2 million to £5.8 million in 1st Half 2005 from £6.0 million in 1st Half 2004 due to the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. During 1st Half 2005 we incurred £6.1 million of operating exceptional items compared to £0 in 1st Half 2004. £5.4 million of our 1st Half 2005 exceptional charge related to our European restructuring program, which is progressing in line with our expectations. There were three elements to our European restructuring program, being the closure of our Guyon factory in France; consolidation of manufacturing for our European Beverage business into the U.K. from Germany; and the reshaping of other U.K. businesses including the exiting of some minor unprofitable product lines. We will see early benefits from this program during the balance of Fiscal 2005, although we will not see the full benefit, which is expected to be approximately £2 million per annum, until Fiscal 2006.

Costs charged include severance and outplacement-related costs of £2.4 million, fixed asset and inventory write downs of £1.4 million and £1.0 million of other closure costs. The majority of this program has been finalized, and we expect to incur further charges of approximately £1.2 million, principally in respect of severance costs in the balance of Fiscal 2005, as the program is completed. We expect our Fiscal 2005 costs to total approximately £6.5 million, with a cash outflow of £4.6 million.

We have also incurred operating exceptional costs of £0.7 million during 1st Half 2005 relating to our capital restructuring, which is intended to enable us to create distributable reserves and resume paying dividends. As we disclosed in our Fiscal 2004 Form 20-F, this process requires shareholder and court consents which we expect to receive during the remainder of Fiscal 2005. We have now added to this program our intention to redeem our senior subordinated notes, the cancellation of our ADR program and delisting from the NYSE. We expect our Fiscal 2005 exceptional costs for our corporate restructuring to be approximately £21 million, including approximately £14.5 million of interest prepayments on the redemption of our senior subordinated notes, approximately £3.6 million of non-cash write off of deferred finance costs and approximately £2.6 million of fees. Our expected cost savings from these actions are discussed below under “Liquidity and Capital Resources”.

The following table shows a reconciliation of the beginning and ending U.K GAAP liability balances for the above restructuring programs during 1st Half 2005:

	European Restructuring			Capital Restructuring
	severance and outplacement	fixed asset and inventory write downs	other closure costs
	(in millions)
Opening liability Oct 3, 2004	£-	£-	£0.2	£-
Exceptional charges accrued	2.4	1.4	1.6	0.7
Write downs	-	(1.4)	-	-
Payments	(1.5)	-	(1.0)	(0.2)
Closing liability April 2, 2005	£0.9	£-	£0.8	£0.5

Profit/loss on Disposal of Businesses. On March 4, 2005, we completed the sale of our Vent Master business to the Halton Group. We received £3.1 million ($6 million) in cash and incurred cash costs associated with the sale of £0.6 million. The exceptional loss on disposal was £7.4 million, primarily due to the write back of £8.0 million of goodwill previously charged to reserves. During 1st Half 2004 we recognized a profit of £2.2 million due to the expiration of warranties that were given at the time of previous disposals of non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses totaled £5.6 million during 1st Half 2005 compared with £8.8 million in 1st Half 2004. The decrease from 1st Half 2004 is the result of lower average net debt balances of £92.0 million in 1st Half 2005 compared to £130.8 million in 1st Half 2004; lower finance charges on our new revolving credit facility, which was entered into during September 2004, a reduction in our weighted average interest rate from approximately 9.4% in 1st Half 2004 to approximately 9.1% in 1st Half 2005, along with lower deferred finance amortization charges of £0.7 million.

Tax on Profit/(Loss) on Ordinary Activities. Our net tax expense increased by £0.3 million to £2.2 million during 1st Half 2005 compared to £1.9 million in 1st Half 2004. During 1st Half 2005 our tax charge benefited from a net £0.8 million deferred tax credit, however this was more than offset by a £0.9 million increase in current taxes and £0.2 million charge on exceptional items during 1st Half 2005. The increase in our current tax expense to £2.8 million is due to profit increases in tax paying jurisdictions. This resulted in an increase of our current tax rate, when compared to our profit before goodwill amortization and exceptional items, from 17.3% in 1st Half 2004 to 18.5% in 1st Half 2005. Our effective current tax rate is lower than the statutory rate in the U.S., the jurisdiction where we earn the majority of our taxable profit, because we currently benefit from the effect of tax loss carryforwards.

Taking all of the above into account our overall loss in 1st Half 2005 was £6.6 million.

2nd Quarter 2005 compared to 2nd Quarter 2004

Turnover
Included within turnover are all shipping and handling costs billed to our customers.

Total turnover increased by £16.4 million, or 11.5%, to £158.9 million in 2nd Quarter 2005 from £142.5 million in 2nd Quarter 2004. The reasons for this increase are analyzed in the tables and discussions below.

The following table sets forth a summary reconciliation of our turnover to comparable turnover for our reportable segments.

	2nd Quarter 2005	Effect of Disposals	Comparable 2nd Quarter 2005	2nd Quarter 2004	Effect of Disposals	Foreign Exchange	Comparable 2nd Quarter 2004	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£132.5	£(1.6)	£130.9	£122.7	£(3.3)	£(3.0)	£116.4	£14.5	12.5%
Food Retail Equipment	26.3	-	26.3	19.8	-	(0.8)	19.0	7.3	38.4%
Property	0.1	-	0.1	-	-	-	-	0.1	n/m
	£158.9	£(1.6)	£157.3	£142.5	£(3.3)	£(3.8)	£135.4	£21.9	16.2%

Global Food Service Equipment. The following table sets forth a geographic breakdown of turnover for our Global Food Service Equipment segment and shows these amounts as a percentage of turnover from the segment.

	2nd Quarter 2005		2nd Quarter 2004		Change
	(£ in millions, except percentages)
North America	£97.6	73.7%	£88.8	72.4%	£8.8	9.9%
Europe/Asia	34.9	26.3%	33.9	27.6%	1.0	2.9%
Total Global Food Service Equipment	£132.5	100.0%	£122.7	100.0%	£9.8	8.0%

The following table sets forth, by geographical region, a summary reconciliation of our turnover to comparable turnover from our Global Food Service Equipment segment.

	2nd Quarter 2005	Effect of Disposals	Comparable 2nd Quarter 2005	2nd Quarter 2004	Effect of Disposals	Foreign Exchange	Comparable 2nd Quarter 2004	Comparable change
	(in millions, except percentages)
North America	£97.6	£(0.8)	£96.8	£88.8	£(2.0)	£(3.3)	£83.5	£13.3	15.9%
Europe/Asia	34.9	(0.8)	34.1	33.9	(1.3)	0.3	32.9	1.2	3.6%
Total Global Food Service Equipment	£132.5	£(1.6)	£130.9	£122.7	£(3.3)	£(3.0)	£116.4	£14.5	12.5%

In our Global Food Service Equipment North America operations, our turnover increased by £8.8 million or 9.9% to £97.6 million during 2nd Quarter 2005 from £88.8 million during 2nd Quarter 2004. Our increase in volumes more than offset the adverse effects of £3.3 million from foreign exchange rate movements. Our comparable turnover increased by £13.3 million to £96.8 million as a result of improved volumes attributable to continued market improvements as well as increased sales due to orders placed before our January 1, 2005 price rise. We expect the effect of this increase in orders to balance out during the third quarter of Fiscal 2005.

Turnover from Europe/Asia increased by £1.0 million to £34.9 million during 2nd Quarter 2005 from £33.9 million during 2nd Quarter 2004. On a comparable basis, our turnover increased by £1.2 million or 3.6% in 2nd Quarter 2005 to £34.1 million compared to £32.9 million in 2nd Quarter 2004. Our European Beverage businesses showed positive results due to sales of new products, and our distribution businesses increased their turnover due to the recent launch of our Convotherm +3 combi-ovens. However, elsewhere in the U.K. turnover was marginally lower due to difficult market conditions, while turnover at our ice businesses in Europe and Asia was essentially flat.

Food Retail Equipment. During 2nd Quarter 2005, our turnover increased by £6.5 million to £26.3 million from £19.8 million in 2nd Quarter 2004. This increase was due to increased volumes and price rises partially offset by £0.8 million arising from adverse foreign exchange rate movements. On a comparable basis, our turnover increased by £7.3 million to £26.3 million from increased volumes which were principally due to an increased order intake during 2nd Quarter 2005. Part of this increase was attributable to the deferral of orders in previous periods. While the food retail sector is competitive, we have benefited from the effect of price increases with some customers during 2nd Quarter 2005.

Property. £0.1 million of Property turnover arose during 2nd Quarter 2005 due to the sale of a small industrial property in the U.K. There was no turnover for property in 2nd Quarter 2004.

Operating Profit/(Loss) before Exceptional Items

Operating profit before exceptional items increased by £0.8 million, or 10.0%, to £8.8 million in 2nd Quarter 2005 from £8.0 million in 2nd Quarter 2004. The reasons for this increase are analyzed below.

We include all licensing and food equipment shipping, handling, inspection and distribution costs within the related food equipment segment’s operating profit/(loss).

The following table sets forth a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit before goodwill amortization and exceptional items for our reportable segments:

	2nd Quarter 2005	Effect of Disposals	Comparable 2nd Quarter 2005	2nd Quarter 2004	Effect of Disposals	Foreign Exchange	Comparable 2nd Quarter 2004	Comparable change
	(in millions, except percentages)
Global Food Service Equipment	£13.0	£0.4	£13.4	£12.0	£0.1	£(0.4)	£11.7	£1.7	14.5%
Food Retail Equipment	1.4	-	1.4	1.1	-	-	1.1	0.3	27.3%
Property	0.1	-	0.1	(0.2)	-	-	(0.2)	0.3	n/m
	£14.5	£0.4	£14.9	£12.9	£0.1	£(0.4)	£12.6	£2.3	18.3%

Global Food Service Equipment. The following table sets forth a geographic breakdown of our operating profit before goodwill amortization and exceptional items for our Global Food Service Equipment segment and shows these amounts as a percentage of operating profit for the segment.

	2nd Quarter 2005		2nd Quarter 2004		Change
	(£ in millions, except percentages)
North America	£12.0	92.3%	£10.7	89.2%	£1.3	12.1%
Europe/Asia	1.0	7.7%	1.3	10.8%	(0.3)	(23.1%)
Total Global Food Service Equipment	£13.0	100.0%	£12.0	100.0%	£1.0	8.3%

The following table sets forth, by geographical region, a summary reconciliation of operating profit before goodwill amortization and exceptional items to comparable operating profit for our Global Food Service Equipment segment.

	2nd Quarter 2005	Effect of Disposals	Comparable 2nd Quarter 2005	2nd Quarter 2004	Effect of Disposals	Foreign Exchange	Comparable 2nd Quarter 2004	Comparable change
	(in millions, except percentages)
North America	£12.0	£0.3	£12.3	£10.7	£(0.1)	£(0.4)	£10.2	£2.1	20.6%
Europe/Asia	1.0	0.1	1.1	1.3	0.2	-	1.5	(0.4)	(26.7%)
Total Global Food Service Equipment	£13.0	£0.4	£13.4	£12.0	£0.1	£(0.4)	£11.7	£1.7	14.5%

Compared to 2nd Quarter 2004, our North America operating profit before goodwill amortization and exceptional items increased by £1.3 million to £12.0 million. This increase includes the adverse impact of £0.4 million arising from the effect of foreign exchange rate movements. On a comparable basis our operating profit before goodwill amortization and exceptional items increased by 20.6% or £2.1 million to £12.3 million in 2nd Quarter 2005 from £10.2 million in 2nd Quarter 2004. Increases in volume and the benefits from our lean manufacturing and purchasing initiatives have more than offset significant increases in materials costs. We expect that the impact of our January 1, 2005 price increase will be seen in later periods.

Our operating profit before goodwill amortization and exceptional items in Europe/Asia was £1.0 million for 2nd Quarter 2005, reflecting a decrease of £0.3 when compared to 2nd Quarter 2004. Removing the effect of businesses disposed of during 2nd Quarter 2005, our comparable operating profit before goodwill amortization and exceptional items decreased by £0.4 million, or 26.7%, to £1.1 million in 2nd Quarter 2005 from £1.5 million in 2nd Quarter 2004. Changes in product mix and cost pressures, particularly in the U.K., more than offset the effects of improved comparable turnover. Our Scotsman Beverage System business enjoyed a strong quarter and our distribution companies improved performance as a result of the roll-out of our Convotherm +3 combi-ovens.

Food Retail Equipment. The increase in operating profit before goodwill amortisation and exceptional items during 2nd Quarter 2005 was attributable to the effect of improved volumes. However, any increases in sales prices have lagged behind the effect of materials price inflation, and so our operating profit has not shown the same improvement as our increase in turnover.

Property. A profit of £0.1 million in 2nd Quarter 2005 compares to a loss of £0.2 million in 2nd Quarter 2004. The charges incurred for both periods relate to the ongoing costs of managing of our residual property portfolio.

Corporate Costs. Corporate costs, before exceptional items were £2.8 million in 2nd Quarter 2005 compared to £2.1 million during 2nd Quarter 2004. This was due to increased compliance costs.

Goodwill Amortization. Amortization of goodwill increased by £0.1 million to £2.9 million in 2nd Quarter 2005 from £2.8 million in 2nd Quarter 2004 due to the impact of foreign exchange rate movements. These charges do not affect our cash flows.

Operating Exceptional Items. During 2nd Quarter 2005 we recognized £0.7 million in respect of costs incurred with our corporate restructuring program, as discussed above. We also incurred an additional £0.2 million in relation to our European restructuring program. The bulk of the costs of our European restructuring program were charged during 1st Quarter 2005.

Profit/loss on Disposal of Businesses. We recognized a loss on disposal of £7.4 million relating to our Vent Master business during 2nd Quarter 2005, as discussed above. This loss includes £8.0 million of goodwill previously charged to reserves. Our 2004 profit arose due to the expiration of warranties that were given at the time of previous disposals of non-core businesses.

Net Interest Payable and Similar Expenses. Net interest payable and similar expenses were £2.8 million during 2nd Quarter 2005, compared with £4.2 million in 2nd Quarter 2004. The decrease from 2nd Quarter 2004 is the result of lower average debt balances, lower average costs of borrowing and lower deferred finance amortization charges.

Tax on Profit/(Loss) on Ordinary Activities. Overall our net tax expense for both 2nd Quarter 2005 was unchanged from 2nd Quarter 2004 at £1.2 million, however our current tax charge increased by £0.6 million from 2nd Quarter 2004 to £1.8 million in 2nd Quarter 2005 due to our expected increase in taxable profits for Fiscal 2006. We also recognized a charge of £0.2 million relating to exceptional items during 2nd Quarter 2005. These increases were offset by a net profit and loss credit for deferred tax of £0.8 million during 2nd Quarter 2005.

Taking all of the above into account our overall loss for 2nd Quarter 2005 was £3.6 million.

U.S. GAAP Reconciliation
Net profit under U.S. GAAP in 1st Half 2005 was £5.8 million compared to a loss of £6.6 million for the same period under U.K. GAAP. For 1st Half 2005 the significant differences when reconciling from U.K. GAAP to U.S. GAAP related to a reversal of goodwill amortization of £5.8 million, lower charges with respect to restructuring of £1.0 million, a reduced loss on sale of businesses of £7.1 million due to differences in goodwill values and higher pension costs of £0.8 million under U.S. GAAP.

Net profit under U.S. GAAP for 1st Half 2004 was £6.5 million compared to a profit of £5.2 million for the same period under U.K. GAAP. For 1st Half 2004 the significant differences when reconciling from U.K. GAAP to U.S. GAAP related to a reversal of goodwill amortization of £6.0 million and an additional deferred taxation charge of £4.2 million under U.S. GAAP.

Liquidity and Capital Resources
Our net debt increased by £1.3 million to £92.6 million at April 2, 2005 from £91.3 million at October 2, 2004. Our increase in net debt during 1st Half 2005 was partially offset by £3.7 million arising from favorable foreign exchange rate movements.

Today we have announced proposed actions to allow the reinstatement of dividends, which will require holding an Extraordinary General Meeting to approve a capital reduction. This announcement also discusses our tender offer for the redemption of our 10-3/8% senior subordinated notes; terminating our ADR program; and delisting from the NYSE. These actions, among others, are described in more detail in a separate press release that is being distributed today. We expect this program to result in a Fiscal 2005 exceptional charge of approximately £21 million, including approximately £14.5 million of interest prepayment on the redemption of our £100 million of senior subordinated notes, approximately £3.6 million of non-cash write off of deferred financing costs and approximately £2.6 million of fees. We expect that our proposals will increase our net debt by approximately £17 million assuming that 100% of our senior subordinated notes are redeemed.

The capital restructuring program, in addition to enabling dividend payments, is expected to provide considerable financial benefits to us, including annual cash interest savings of approximately £4.5 million and compliance and listing cost savings of approximately £3.0 million per annum. Considering these external costs alone, and making no allowance for the significant savings of management time, we are of the view that this program has a two year payback, a positive net present value and is earnings enhancing in Fiscal 2006.

On April 2, 2005, we had £35.7 million of cash and cash equivalents compared to £52.4 million at the end of Fiscal 2004. During 1st Half 2005, we used £17.2 million of cash, £12.2 million of which was used to repay principal on our loans and £8.2 million for payments of interest and tax. We also used £7.1 million for net investment in fixed assets. These cash outflows were partially offset by £6.2 million of cash inflows from operating activities; £2.8 million from the net proceeds from the sale of our Vent Master business; £1.0 million from the issue of share capital upon the exercise of employee stock options and £0.3 million from a dividend received from our joint venture operations. Also see discussion of “Historical Cash Flows” below.

On May 6, 2005 we amended our senior debt facilities to increase our borrowing availability from $225 million to $400 million. The additional amount will be available to us to refinance our senior subordinated notes and cannot be drawn on before this occurs. The terms of our amended facilities are otherwise unchanged from those entered into on September 17, 2004, under which interest is charged at floating rates. The terms of our senior debt facilities are described in more detail in our description of credit and debt facilities discussed in Item 5 of our Annual Report on Form 20-F for Fiscal 2004.

Excluding the increase to our facility of $175 million mentioned above, we had £52.2 million of borrowing availability compared to £54.4 million as of the end of Fiscal 2004. Borrowing availability under our senior credit facility is conditional upon our ongoing compliance with financial covenants and other non-financial restrictions. Details of these conditions are discussed in Item 3 of our Annual Report on Form 20-F for Fiscal 2004, and have not changed as a result of the amendment of the facility. Based on cash on hand and cash flows expected from operations, we expect to comply with these covenants and restrictions in the short and long term.

Due to the seasonality of our business, the majority of our net cash inflows from operating activities generally arise during the second half of our fiscal year. On an annual basis our historical cash inflows from operating activities have more than met our requirements to fund our operating activities (including research and development), tax payments, servicing of debt and net capital expenditures. Based upon our current projections, we expect that our future annual cash inflows will continue to meet our foreseeable funding requirements in the short and long term, with the exception of any unforeseen outcomes associated with material unfavorable final judgments in the Consolidated-related lawsuits, as discussed in Item 8 under Legal Proceedings in our Fiscal 2004 Form 20-F.

Contractual Obligations
We are also party to various contractual obligations that impact our liquidity and capital resources, including the payment of interest and the repayment of principal on our long-term debt. In addition as part of our normal business practices, we enter into contracts with suppliers for purchases of commodities, raw materials, components and services. These arrangements may contain fixed or minimum quantity purchase requirements. We enter into these arrangements to facilitate an adequate supply of these materials as well as to ensure pre-determinable pricing levels. These supply contracts are typically effective for a period of 12 to 24 months. As these obligations are under executory contracts, no liability is recognized until the occurrence of a future event, for example the purchase of materials.

We are also subject to obligations under finance and operating leases, and from time to time we also have performance bonds in place.

Historical Cash Flows
The following table sets forth a summary of cash flow items for the periods presented:

	1st Half 2005	1st Half 2004
	(in millions)
Net cash (outflow)/inflow from operating activities before exceptional items	£8.9	£21.2
Net cash outflow from operating exceptional items	(2.7)	-
Net cash (outflow)/inflow from operating activities	6.2	21.2

Dividends from joint ventures	0.3	-
Return on investments and servicing of finance	(5.4)	(8.0)
Taxation	(2.8)	(1.9)
Capital expenditure and financial investment	(7.1)	(4.7)
Disposal of subsidiary undertakings	2.8	-
Financing activities	(11.2)	(31.9)

Operating Activities
Compared to 1st Half 2004, our operating cash flow before exceptional items for 1st Half 2005 was £12.3 million lower at £8.9 million. Our reduction of cash inflows during 1st Half 2005 is attributable to the timing of cash receipts, where Fiscal 2004 had an additional week of trading into October 2004. This had the effect of additional cash collections at the end of Fiscal 2004 rather than at the beginning of the 1st Quarter of Fiscal 2005. Additionally, during 1st Half 2005, we have made increased payments due to an increased level of accounts payable and accruals held at the end of Fiscal 2004, driven by our prior year increase in operating activities, as well as the impact from the current years trading activity.

Net cash used for current year operating exceptional items was £2.7 million compared to £0 during 1st Half 2004. The operating exceptional items during 1st Half 2005 represented costs associated with our European restructuring and capital restructuring programs.

Return on Investment and Servicing of Finance
Our net interest payments during 1st Half 2005 were £5.4 million compared to £8.0 million during 1st Half 2004. The £2.6 million reduction in cash paid for interest payments and servicing of debt is attributable to lower average debt balances and lower interest costs under our revolving credit facility, which was entered into during September 2004.

Capital Expenditure and Financial Investment
During 1st Half 2005 we increased our net cash outflow for capital expenditure and financial investment by £2.4 million to £7.1 million as we continued our program of replacements and upgrades of our equipment.

Financing Activities
Our net cash outflow from financing activities was £11.2 million during 1st Half 2005 compared to £31.9 million during 1st Half 2004. In 1st Half 2004 we reduced our cash balances to repay part of the principal of our revolving credit borrowing facility. This was partially offset by cash inflows of £1.0 million arising from the exercise of stock options. We remain focused on reducing our net debt through cash inflows from operating activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

May 17, 2005	By:	/s/ David McCulloch
Name: David McCulloch
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number  Description

99.1	Press Announcement of the Company distributed on May 17, 2005 regarding financial results.

99.2	Press Announcement of the Company distributed on May 17, 2005 regarding a capital restructuring.

99.3	Press Announcement of the Company dated May 17, 2005 regarding the commencement of its tender offer and consent solicitation.

99.4	Offer to Purchase and Consent Solicitation Statement of the Company dated May 17 2005.

99.5.	Notice, dated May 18, 2005, announcing the commencement of the tender offer and consent solicitation.